[PGT, INC. LETTERHEAD]

October 10, 2013

VIA EDGAR AND HAND DELIVERY

Mr. Thomas D’Orazio

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4631

Re:	PGT, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 1, 2013

File No. 0-52059

Dear Mr. D’Orazio:

We submit this letter to respond to your letter to Mr. Jeffrey T. Jackson, dated September 26, 2013, with respect to the above-referenced filing of PGT, Inc. (the “Company”). For ease of reference, the Staff’s comment is set forth below in italics, and the Company’s response is set forth immediately thereafter.

Q. We note your responses to comment 8 of our letter dated July 29, 2013, and comment 3 of our letter dated August 30, 2013. Although you may disclose that Mr. Antonelli’s negotiated employment arrangement entitles him to participate in the benefit plans you have in effect from time to time, you must still disclose how the compensation committee determined the particular amount of the equity compensation awarded to him and similarly situated NEOs each fiscal year (i.e., $593,983 of stock options to Mr. Antonelli in 2012). Please provide us supplementally with a sample of what your disclosure would have looked like for Mr. Antonelli’s option grant in your response.

A. The Company respectfully submits that, in response to the Staff’s Comment 8 in its letter dated July 29, 2013, the Company confirmed that “in the specific case of Mr. Antonelli, the nature and amount of stock options awarded to Mr. Antonelli were part of a negotiated employment arrangement.” Had the Company provided additional disclosure about Mr. Antonelli’s award, such disclosure would have looked substantially similar to the following:

“During the negotiation process for employment of a potential NEO, the Compensation Committee reviews the Company’s executive compensation program and information from various sources, which may include data compiled by certain members of the Company’s management team as well as that provided by a compensation consultant. In the specific case of Mr. Antonelli, after review of the Company’s executive compensation program, and based on information regarding compensation levels of NEOs at the Company and, to the extent ascertainable, certain peer companies

Mr. Thomas D’Orazio

October 10, 2013

from among those identified above, the Compensation Committee approved, as a consequence of negotiations, a total compensation package for Mr. Antonelli. When considering the equity compensation to be granted to Mr. Antonelli as part of that package, the Compensation Committee concluded that the size, vesting schedule and other features of the option grant it approved would appropriately complement the other components of his total compensation package, such as base salary (which is designed to provide a stable and fixed level of compensation) and annual cash bonus (which is designed to reward the achievement of performance results in a fiscal year), and that as a result the option grant would properly reward Mr. Antonelli for long-term strategic accomplishments and serve as a compelling tool to incentivize Mr. Antonelli to maximize stockholder value within the context of his total compensation package.”

The Company reaffirms that, if the Company grants equity compensation to an NEO in the future, it will disclose the manner in which the Compensation Committee determined the amount of such equity compensation as and to the extent required by Item 402(b) of Regulation S-K. Of course, because the Company does not yet know whether or under what circumstances any such grant might be made, it is unable at this time to commit to any particular form of disclosure; however, if the Company follows its historical grant practices, it expects that any such disclosure would be along the lines described above for new hires.

We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate your efforts, commentary, and comments that will only further assist us in our commitment to providing full and fair disclosure. We welcome any additional questions that you might have. In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (941) 480-2700. Facsimile transmissions may be made to the undersigned at (941) 480-2767.

Very truly yours,

Mario Ferrucci III
Vice President and
General Counsel